Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

via edgar	March 21, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Golub Capital Private Credit Fund Registration Statement on Form N-14

Ladies and Gentlemen:

On March 21, 2025, Golub Capital Private Credit Fund (the “Company”) filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) in accordance with the Securities Act of 1933, as amended.

The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Company. Attached is a letter from the Company indicating its reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please do not hesitate to call Rajib Chanda at (202) 636-5543, Nathan Briggs at (202) 636-5915, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing.

Very truly yours,

/s/ Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Nathan Briggs, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Golub Capital Private Credit Fund

In connection with the offer (the “Exchange Offer”) being made by Golub Capital Private Credit Fund (the “Company”) to issue 5.800% Notes due 2029 (the “5.800% Exchange Notes”) and 5.875% Notes due 2030 (the “5.875% Exchange Notes” and, together with the 5.800% Exchange Notes, the “Exchange Notes”) in exchange for its outstanding 5.800% Notes due 2029 that were issued in a transaction not requiring registration under the Securities Act of 1933, as amended (the “1933 Act”) on September 12, 2024 (the “5.800% Restricted Notes”) and the 5.875% Notes due 2030 that were issued in a transaction not requiring registration under the 1933 Act on February 24, 2025 (the “5.875% Restricted Notes” and, together with the 5.800% Restricted Notes, the “Restricted Notes”), pursuant to the prospectus contained in the Company’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2025 and the related letter of transmittal, this letter confirms the following:

(1) The Company is registering the Exchange Offer in reliance upon the position of the Staff of the Commission set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991); and (iii) Shearman & Sterling (available July 2, 1993) (together, the “No-Action Letters”).

(2) The Company has not entered into any arrangement or understanding with any person to distribute any of the Exchange Notes to be issued pursuant to the Exchange Offer in exchange for Restricted Notes, and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring Exchange Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of any Exchange Notes to be received in the Exchange Offer, is not an “affiliate” of the Company within the meaning of Rule 405 under the 1933 Act, and did not purchase any Restricted Notes to be exchanged for Exchange Notes directly from the Company to resell pursuant to Rule 144A under the 1933 Act or another exemption under the 1933 Act. In addition, to the best of the Company’s information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of any Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of any Exchange Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must be identified as an underwriter in the prospectus and must comply with the registration and prospectus delivery requirements of the 1933 Act in connection with any secondary resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale for the purpose of distributing Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3) Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

(4) The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer.

Sincerely,

Golub Capital Private Credit Fund

By:	/s/ Christopher Ericson
Christopher Ericson Chief Financial Officer and Treasurer